

June 28, 2010

Bryce Blair
Chief Executive Officer
Avalonbay Communities, Inc.
Ballston Tower
671 N. Glebe Rd, Suite 800
Arlington, Virginia 22203

      Re: Avalonbay Communities, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 1, 2010
             Proxy Statement on Schedule 14A
             Filed March 31, 2010
             File No. 001-12672

Dear Mr. Blair:

      We have reviewed your response letter dated June 14, 2010, and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K

Management's Discussion and Analysis

Off Balance Sheet Arrangements, page 53

1.   We have read and considered your response to comment one. Please tell us how you have analyzed paragraphs 810-10-25-45 through 25-47 of the FASB ASC in determining whether the equity investment at risk of Fund II is sufficient to permit the Fund to finance its activities without subordinated financial support.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3498 with any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant